
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4631

March 7, 2011

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: Apollo Global Management, LLC
        Registration Statement on Form S-1
        Amended February 18, 2011
        File Number 333-150141

Dear: Mr. Black:

        We have reviewed your amended filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a revision
is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

Executive Compensation, page 228

1. Please disclose your executive compensation for the years 2008 and 2009, as well as 2010.
    Even though information with respect to fiscal years prior to the last completed fiscal year
    will not be required if a registrant was not a reporting company, a registrant will be required
    to provide information for any such year if that information previously was required to be
    provided in response to a Commission filing requirement. Please refer to Instruction 1 to
    Item 402(c) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity, page F-5

2. We note your response to comment five from our letter dated January 25, 2011. Please
    revise your presentation of comprehensive income so that the amount of consolidated
    comprehensive income as well as the related amounts attributable to non-controlling interests
    and to Apollo Global Management, LLC are each presented separately on the face of your

consolidated financial statements. Your current presentation not consistent with ASC 810-10-50-1A(a) or the sample illustration provided in ASC 810-10-55-4K. Please also revise your presentation so that the components of total comprehensive income attributable to Apollo Global Management, LLC are more transparent to readers for each period presented.

Note 3 – Acquisitions and Business Combinations, page F-24
Business Combinations, page F-25

3. Please tell us supplementally and expand your disclosure to clarify the following with regard to your acquisition of Citi Property Investors:

- Clarify the business economics of this transaction. Specifically address why Citigroup, Inc. would give you $15.5 million in cash, $1.5 million receivable and $8.3 million in management contracts for $1.5 million in contingent consideration;
- Please clarify whether you reassessed whether you had correctly identified all of the assets acquired and all of the liabilities in accordance with ASC 805-30-25-4 before recognizing the gain on a bargain purchase. See ASC 805-30-30-4 through 30-6 for guidance on the review of measurement procedures; and
- Provide us additional information supporting how you determined the $1.5 million fair value for the contingent consideration you may be obligated to pay Citigroup as well as how you determined the $8.1 fair value for the management contracts.

Closing Comments

You may contact Lisa Etheredge at (202) 551-3424 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Monica K. Thurmond, Esq.
      Fax (212) 326-2061